SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.
                  Chris M. Hobson, 241 Ralph McGill Blvd., N.E.
                  Atlanta, Georgia   30308-3374

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  N/A

          3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Georgia Power Company - Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
                  V.P., Environmental Affairs
                  This position provides leadership and direction for the development, management and implementation of cost effective corporate environmental and occupational health policies and programs to assure compliance, limit liability, and protect human health and the environment. Provides leadership and direction to influence the development of environmental and occupational health laws, regulations and public policy at the federal, state and local level.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                Salary or other
                compensations
Name of    received     to be            Person or company from whom received
recipient               received         or to be received

           (a)         (b)               Georgia Power Company
First M. $n/a         to be included
Last                  in supplementary
                      statement
Chris M. Hobson

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: n/a

           (b) Itemized list of all other expenses:  n/a

Date _1/29/02_______________       _Chris M. Hobson______________________
      -------                     ---------------------------------------
                                  Signed) /s/ First M. Last